Exhibit 21.1

Subsidiaries of EnVen Energy Corporation

Entity	Jurisdiction of Organization
EnVen Equity Holdings, LLC	Delaware
Energy Ventures GoM LLC	Delaware
EnVen Energy Ventures Holdings LLC	Delaware
EnVen Energy Ventures, LLC	Louisiana
Double’ Drilling Company, LLC	Delaware
EnVen Finance Corporation	Delaware